U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                          FORM 10-SB - Amendment No. 2



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                      BIG CAT MINING CORPORATION (formerly
                       Big Cat Investment Services, Inc.)
             ------------------------------------------------------
             (exact name of registrant as specified in its charter)



                                     NEVADA
         --------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)


                                   98-0205749
                     ---------------------------------------
                     (I.R.S. Employer Identification Number)


              7928 Rowland Road, Edmonton, Alberta, T6A 3W1 Canada
             ------------------------------------------------------
                    (Address of principal executive offices)


                            Telephone: (780)414-0763
                           ---------------------------
                           (Issuer's telephone number)


              Securities to be registered pursuant to Section 12(g)
                                   of the Act:

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

PART I.........................................................................3

Item 1.  Description of Business...............................................3

   Business Development........................................................3

   Description of our Business.................................................3

Item 2.  Plan of Operation.....................................................7

   Technical Terms Glossary....................................................7

   General Background on Wollastonite.........................................10

   World Production and Markets...............................................10

   Mining and Processing......................................................12

   Project Infrastructure.....................................................16

   Recommended Work Program...................................................17

Item 3.  Description of Property..............................................21

   Office Premises............................................................21

   Location and Access........................................................22

   Tenure Status..............................................................22

   Physiography and Climate...................................................23

   History of Exploration.....................................................23

   Geology....................................................................25

   Mineralized Material Calculation...........................................27

   Mineralogy.................................................................29

FIGURE 1 - Map of British Columbia showing the location of the Big
           Cat Wollastonite Property..........................................31

FIGURE 2 - 1:50,000 scale map showing the Big Cat Wollastonite Property.......32

FIGURE 3 - Geology of the Zippa Mountain Pluton and Wollastonite Skarns.......33

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......34

Item 5.  Directors and Executive Officers, Promoters and Control Persons......34

Item 6.  Executive Compensation...............................................35

Item 7.  Certain Relationships and Related Transactions.......................36

Item 8.  Description of Securities............................................37

PART II.......................................................................37

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
         and Related Stockholder Matters......................................37

Item 2.  Legal Proceedings....................................................38

Item 3.  Changes in and Disagreements with Accountants........................38

Item 4.  Recent Sales of Unregistered Securities..............................38

Item 5.  Indemnification of Directors and Officers............................38

PART - FINANCIAL STATEMENTS...................................................40

PART III......................................................................41

Item 1.  Index to Exhibits....................................................41

SIGNATURES....................................................................41

                                     PART I

Item 1.  Description of Business
--------------------------------

Business Development
--------------------

We are a mineral exploration company and seek to finance and our interest in the Big Cat Property. There is no assurance that a commercially viable mineral deposit exists on the Big Cat Property. Further exploration will be required before a final evaluation is made as to economic and legal feasibility of our properties. We were incorporated on June 19, 1997 as Big Cat Investment Services, Inc. under the laws of the State of Nevada to engage in any lawful corporate purpose. We changed our name to "Big Cat Mining Corporation" on July 31, 2001 when management determined that our company would acquire and explore a Wollastonite property in Northern British Columbia. On September 28, 2001, we entered into a mineral option agreement with Whitegold Natural Resource Corp. ("Whitegold") of Vancouver, British Columbia to acquire a 50% interest in 14 Wollastonite Claims in the Liard Mining Division of British Columbia. We have named our initial property acquisition the Big Cat Property. This acquisition is the first material business which we have undertaken.


We have not been involved in any bankruptcy, receivership or similar proceedings. We have not undergone any material reclassification, merger, consolidation or purchase or sale of significant assets not in the ordinary course of business.

Description of our Business
---------------------------

All dollar amounts stated in this Form 10SB are in U.S. Dollars. Any conversions of Canadian dollars to U.S. dollars have been made at a rate of US$1.00 = CDN$1.50.

(i)  Our Principal Products and Services

We are a junior mineral exploration company. We have an option to acquire 50% of 14 Wollastonite Claims in the Liard Mining Division in the Province of British Columbia. We acquired our option from Whitegold in an arm's length transaction. To date, Whitegold has expended approximately $2.3 million on the Big Cat Property. We have obtained an independent review of our project from Downey and Associates which confirms that the project is worthy of further development. We will seek financing to complete a further $2,333,000 in exploration on the Big Cat Property which is necessary for our company to earn a 50% undivided interest.

We will earn our 50% interest in the Big Cat Property if we make the following scheduled exploration expenditures:

          (a)  $35,000 on or before March 1, 2003;

          (b)  a further $66,000 on or before December 31, 2003;

          (c)  a further $233,000 on or before December 31, 2004.

          (d)  a further $666,000 on or before December 31, 2005; and

          (e)  a further $1,333,000 on or before December 31, 2006.

If we spend less than the specified sums in any expenditure period, we can make a direct payment to Whitegold for the difference of the amount actually spent and the specified expenditure sum before the end of any given period. In the event we spend more on expenditures in any exploration period, the excess expenditures may be carried forward and applied in succeeding periods. In the event that we fail to make exploration expenditures on the Big Cat Property within the time frames prescribed by our option agreement, Whitegold may send us a notice of default containing particulars of the obligation which we have not performed. We would have 45 days following delivery of a notice of default to cure the default by a payment or performance. In the event that we fail to comply with the default under the option agreement, Whitegold would be able to terminate our option agreement at its will. Additionally, if we have not fully exercised our option by making the exploration expenditures set out in the option agreement by the 10th anniversary of the option agreement, the agreement automatically terminates.

Our company currently has approximately four years in which to raise and spend the $2,333,000 required to exercise our option on the Big Cat Property. Our ability to raise financing to be applied towards qualifying exploration expenditures is dependent upon the receptiveness of the capital markets to industrial mineral projects and to the exploration results we achieve through the early phases of our project. In the first two years of our option agreement, we will be required to raise and spend $333,333. In the third and fourth years of our option agreement, we are required to raise and spend $2,000,000. This expenditure structure allows us the flexibility to seek private placement financing through the efforts of management through our start up phases. Management anticipates being able to raise the $333,333 necessary to fund expenditures on our Big Cat Property for the first two years of operations through personal, industry contacts. Management may also seek funding from potential joint venture partners who would be offered an interest in our option agreement. At such time as the Company is required to make the last two expenditures at the end of 2005 and 2006 totalling $2,000,000, management may seek the assistance of a registered broker dealer to raise financing through private placements by high net worth individuals or institutional investors. In the event we are required to make the larger payments of $666,666 and $1,333,333 on December 31, 2005 and December 31, 2006 respectively, we would seek to involve a larger, better capitalized partner. Management would not be seeking to make the December 31, 2005 and December 31, 2006 payments unless it was sufficiently encouraged by early exploration on the Big Cat Property. It is anticipated that encouraging early exploration work would attract financing and/or a well capitalized partner.


     Management of our company is unaware of any probable or new government regulations which will negatively impact the extraction, processing or development of commercial minerals in the Province of British Columbia in the foreseeable future. Our company will work within the Mining Act of British Columbia to develop our Big Cat property. An in depth discussion of government approvals required to advance our project is included under the heading "Requirement of Government Approval".


(ii) Competitive Business Conditions and Our Position In Our Industry

Vast areas of Western Canada and the U.S. Pacific Northwest have been explored and in some cases staked through mineral exploration programs. Vast areas also remain unexplored. The cost of staking and re-staking new mineral claims and the costs of most phase one exploration programs are relatively modest. This means that staking costs in the hundreds of dollars and a geologist's time may be all that is required. Certain phase one exploration programs can be completed with surveys and trenching which can cost as little as $4,000 to $7,000.

In effect, we are also competitive with senior companies who are doing grass roots exploration. In the event our exploration activities prove up initial findings and projected economics for development are favourable, we may be able to attract the interest of better financed industry partners to assist on a joint venture basis for infrastructure development. We are at a competitive disadvantage compared to established mineral exploration companies when it comes to being able to complete extensive exploration programs on claims which we hold or may hold in the future. If we are unable to raise capital to pay for extensive exploration, we will be required to enter into joint ventures with industry partners which will result in our interest in our claims being substantially diluted.

(iii) Sources and Availability of Raw Materials


The current assessment report for the Company's Wollastonite project indicates
1.2 million tones of mineral grading 62% wollastonite. The assessment report was prepared by Downey & Associates Ltd., Consulting Engineers and Geologists of Vancouver.


(iv) Requirement of Government Approval


We are required to apply for numerous government approvals in order to commence mining. All costs to obtain the necessary government approvals will be factored into technical and viability studies in advance of a decision being made to proceed with development of our ore body. We estimate the cost of government approvals to be approximately $30,000 through Phase 2 of our project.



The formal permitting process for our project will commence in the fourth quarter 2002 with the issuance of a Pre-Application report to the B.C. regulatory agencies.

Our project will not reach the threshold size for a detailed review under the current Environmental Assessment Act for Industrial Mineral Quarries.

The operation will therefore fall directly under the Mines Act of British Columbia. Under this Act, our company must obtain permission from the Mines Inspector responsible for this area of British Columbia. We must also, as part of this application, file with the District Inspector a plan outlining the details of the proposed work and a program for the protection and reclamation of the land and watercourses affected by the mine. Based on this review the required permits for mine operations will be issued.

However, we anticipate that an Environmental Impact Assessment will be required for any access road construction. This will require detailed environmental baseline studies on any proposed road route, incorporating extensive field studies on the existing biophysical characteristics of the area.

A Cultural and Heritage review will also be required.

Part of this review will include a reclamation, decommissioning and closure plan for any such access road.

The mining industry in Canada and the United States is highly regulated. Our President, Mr. Michael Halvorson, has extensive industry experience and is familiar with all government regulations respecting the initial acquisition and early exploration of mining claims in British Columbia, Canada. We are unaware of any proposed or probable government regulations which would have a negative impact on the mining industry in British Columbia. We propose to adhere strictly to the regulatory framework which governs mining operations in British Columbia.

(v)  Costs and Effects of Compliance with Environmental Laws


The primary environmental legislation to which we are subject is included under the Mines Act of British Columbia. This legislation establishes the environmental thresholds and guidelines for mining exploration and development in British Columbia.


The water assay results will be emailed to a B.C. government agency to ensure that they are within the limits set by the project permits.

Since the only chemicals used for the recovery of wollastonite will be flotation reagents, the main issue of environmental compliance will be water clarity.

Based on our consultants' experience at other operating mines, we would not expect the costs to be more than 0.5% of the total operating costs for the plant.

We expect overall costs of compliance to be minimal and to be within the economic parameters established for development of our project. This refers to the costs of complying with permits, and specifically the Water License, the Special Use Permit for the access roads and the Reclamation Permit. Based on our consultant's experience with other similar projects in British Columbia, specifically Golden Bear, Snip and Eskay Creek, we would not expect the costs associated with compliance to be an economic deterrent to development of the Big Cat property.

It is difficult to determine the exact costs of complying with environmental laws over the life of our project as the exact size of the operation, location of the processing facilities and access routes have not yet been determined. However, the costs associated with completing the work to obtain the necessary permits prior to commencement of operations are estimated at $700,000.

The most important environmental permits needed under the Mines Act and associated with our project are as follows:

         -        Special Use Permit for Access Roads.

         -        Water License
         -        Reclamation Permit
         -        Waste Dump Approval
         -        Sewage and Refuse Permit
         -        Approval of Mine Haul Roads
         -        Air Emissions Permit
         -        License of Occupation
         -        Tailings Impoundment Approval

(vi) Our Full Time and Part Time Employees

We currently have two part time employees, namely Mr. Michael Halvorson, our President, C.E.O. and Director and Mr. Phil Mudge, our Secretary and Director. The time spent by these employees on our business is directly proportional to our level of activity on a month to month basis. Mr. Halvorson and Mr. Mudge typically spend five to ten hours per month on our business. However, with the filing of our registration statement and initial preparations for exploration on the Big Cat Property, Mr. Halvorson and Mr. Mudge's time commitment to our business has increased to approximately 10 to 20 hours per month.

Item 2. Plan of Operation
-------------------------


Management of the Company will actively seek new investors to increase our cash reserves which will permit us to move into Phases 2 and 3 of our work program. These phases are described under the subheading "Recommended Work Program" on pages 18 to 20 of this Registration Statement.

We do not expect any significant changes in the number of our employees. Presently, we are fortunate to have the services of an experienced President given our limited financial resources. Our current management team will satisfy our requirements for the foreseeable future.

We can satisfy our cash requirements for general, administrative and legal and accounting requirements for the next 12 months. We also have funds on hand to complete exploration expenditures totaling $35,000 required under our option agreement on or before March 1, 2003. The independent auditors report which accompanies our audited financial statements as at April 30, 2002 states that our company has no established revenues and has incurred net losses since inception. In the view of our auditors, these factors raise doubt about our ability to continue as a going concern.

Technical Terms Glossary
------------------------

The following defined technical terms are used in our registration statement:

"214 +/-4 Ma on hornblende" means the age of the mineral hornblende expressed in millions of years (214) before the present time (Ma). The range of accuracy is present in +/- million years.

"acicularity" means the degree of needle-like crystals (i.e. Wollastonite crystals in this registration statement);

"Bowser Group" means the group of rock formations that comprise a thick assemblage of rocks known collectively as the Bowser Group;

"calcareous siltstone" means a fine-grained sandstone that contains some calcite or dolomit;

"carbonatites" means a high-carbonate rock derived from hot magmatic fluid;

"clinopyroxene" means a collective name for the monoclinic pyroxenes;

"Coast Mountain Belt" means a belt of intrusive rocks that occurs near the coast of British Columbia;

"comminution" means the act of pulverization, breaking crushing or grinding of rock;

"coralline reef limestone" means a reef limestone composed mainly of organic fossils

"diopside" means a calcite-magnesium silicate mineral;

"Early Devonian" means the oldest part of the Devonian Period. The Early Devonian system of strata was deposited between 380 and 410 million years before the present time;

"Early Jurassic" means the oldest part of the Jurassic Period. The Early Jurassic system of strata was deposited between 160 and 210 million years before the present time;

"elliptical Zippa Mountain nepheline syenite pluton" means an oval-shaped intrusion of coarse grained igneous rock in intermediate composition, undersaturated with respect to silica. The Zippa Mountain pluton is the name given to it by the geologists who mapped the area for the Geological Survey of Canada;

"felsic volcanics" means a light colored volcanic rock;

"intercalated mafic" means dark colored volcanic rocks that are inter-fingered with other rock types.

"Intermontain Belt" means the lengthy belt (just to the east of the Coast Plutonic Complex) of the sedimentary and volcanic rocks, which are intruded by any intrusive rocks;

"Late Triassic" means the youngest part of the Triassic Period. The Late Triassic system of strata was deposited between 210 and 220 million years before the present time;

"Lewes River Groups" means an assemblage of volcano-sedimentary rocks that was formally named by the Geological Survey of Canada for a type locality near the Lewes River;

"lower greenschist" means a week type of regional metamorphism;

"magmatic processes" means any of the several forms of emplacement of igneous rocks;

"mafic gangue" means dark colored, undesired minerals within a mineral deposit;

"melasyenite" means a dark colored granular intrusive rock composed mainly of orthoclase;

"mesozoic" means the one of the eras of geologic time- it includes the Triassic, Jurassic and Cretaceous periods;

"metasomatic processes" means a process which occurs during replacement of rock types, Commonly related to the replacement of rocks which are temporally and/or spatially related to intrusive rocks;

"Middle Jurassic" means the middle part of the Jurassic Period. The Middle Jurassic system of strata was deposited between 150 and 160 million years before the present time;


"Mineral Deposit or Mineralized Material" means a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a grade, recoveries and other material factors conclude legal and economic feasibility.


"Mount Raven diorite" means an intrusion of intermediate composition, which is named for the nearby mountain;

"Paleozoic" means the rocks that were laid down during the Paleozoic Era (between 67 and 507 million years ago);

"Permian" means the system of strata was deposited during the Permian Period of Geological time scale - between 150 and 160 million years before the present time;

"Permian - Middle Triassic" means the interval of time between the Permian and Middle Triassic Periods of the geologic time scale;

"Photometric" means a dust sampling method in which samples of dust are collected on filter paper and then placed in a photometer (an instrument for measuring the intensity of light) to determine the quantities of various elements;

"pluton" means a body of igneous rock that has formed beneath the surface of the earth by consolidation of magma;

"pyroxenite" means a coarse-grained igneous rock consisting chiefly of pyroxenes;

"Seraphim Mountain granite" means an intrusive rock consisting mainly of quartz and feldspar, which is named after the nearby mountain;

"silanes" means a colorless spontaneously combustible flammable gas that is used as a surface modifying agent in the plastics filler business;

"skarns" means rocks composed mainly of lime-bearing silicates and derived from nearly pure limestone and dolomite. Skarns are commonly related to the contact metasomatic process around plutons;

"Spatsizi Groups" means a group of mainly volcanic rocks;

"Stikine Assemblage" means the assemblage of rocks that occur within the Stikine Terrane - one of five parallel, northwest-southeast trending belts, which comprise the Canadian Cordillera. This belt of Permian to Middle Jurassic volcanic and sedimentary rocks defines assemblage.

"Stuhini" means Triassic age sediments of the Stuhini Group, which occur in northern British Columbia;

"syenite" means a granular igneous rock composed essentially of orthoclase;

"thermal metamorphic" means the process by which rocks are altered in composition, texture and internal structure by heat;

"Triassic" means the system of strata that was deposited between 210 and 250 million years before the present time;

"wollastonite" means a natural calc-silicate rock found in metamorphic assemblages. It is used in ceramics, plastics and insulating materials;

"zenoliths" means a fragment of another rock of an earlier solidified rock of the same mass enclosed in an igneous rock;

General Background on Wollastonite
----------------------------------

Wollastonite is named after William Hyde Wollaston, the English chemist and mineralogist who discovered it in the late 1700's. It is a naturally occurring metasilicate, CaSiO3, which was first mined in California, in the 1930's to supply material for a white mineral woll. It has a theoretical composition of 48.3% CaO and 51.7% SiO2, but impurities such as iron, magnesium or manganese may substitute for part of the calcium, thereby reducing it's whiteness.

The aspect ratio (length to diameter ratio) of wollastonite particles is commonly between 5:1 and 8:1 and may be as high as 20:1 depending on the processing techniques. This ratio (acicularity) is important in filler applications as it has a mechanical reinforcing effect. The brightness and opacity of wollastonite reduce pigment costs in filler applications and low moisture and oil absorption allow high loadings. Wollastonite is relatively chemically inert and it has a low solubility in water but is decomposed by concentrated hydrochloric acid. Some surface charge exists naturally on milled particles and this allows surface coating which is important in specialist filler applications.

World Production and Markets
----------------------------

Wollastonite is generally found in two types of deposits: skarns formed by thermal metamorphic and metasomatic processes, and carbonatites formed by magmatic processes.

There are many occurrences of the mineral wollastonite, but deposits of sufficient size and purity to be economically viable are rare. The main producers are located in the United States, Mexico, China, Finland and India. World wollastonite production capacity is estimated at 700 kt, with China leading world production at 38%, followed by the US with 29%, and India with 15%. Wollastonite production has increased markedly since 1990, when approximately 270 kt was produced. The two leading North American producers are NYCO and R.T. Vanderbilt. Total world wollastonite consumption was estimated at to 800 kt in the year 2000. Asia led the top consumer countries followed by Europe, North America and Latin America.

Production capacity estimates have been taken from Roskill Information Services Reports. Roskill Information Services Ltd. is an internationally recognized mineral research company which produces reports on several mineral and metal products each year. The Roskill Information Services Reports include production and consumption figures on a country by country and worldwide basis.

Chemical Markets

The largest chemical market is in ceramics, especially in tiles, though also in white ware. White ware is ceramics used for cooking and includes casseroles and baking dishes. The main reason for use is as a processing aid, in that it allows the ceramic body to be fast-fired. This is a method of processing that allows the ceramic to be fired in hours rather than in days with considerable capital and operating cost savings. Difficulties are encountered doing this with non-wollastonite bodies, which contain volatiles and tend to bloat, blister or delaminate; and due to sensitivity to thermal shock which causes breakage during the fast heating and cooling cycles. Wollastonite's fibrous form allows the contained volatiles to escape to the exterior, and reinforce the body, both green and fired, and the glaze, inhibiting cracking, crazing and chipping; the mineral has low heat expansion characteristics which overcome cracking from thermal shock.

Metallurgical end-uses are the second largest, consuming 19% of world requirements. The largest sector is for use in casting powders in the continuous casting of steel. The powder protects the surface of the steel from oxidation, insulates it to keep it molten, lubricates the mold, and absorbs impurities. A low grade of wollastonite is usable as long as it is free from sulphur and phosphorus.

Some wollastonite has long been used as a component of mineral wool glass, in Finland, Mexico and previously California.

Physical Markets

These rely mainly on the acicularity of the wollastonite crystal. They include asbestos-replacement markets and plastic fillers.

Plastics end-uses take up 10% of the world usage. The products are sophisticated, involving special processing, such as special methods of comminution and classification to produce high aspect ratio fibers and surface treatments. The main end-uses are in thermoplastics and in thermoset polymers, all mainly for automotive end-uses. The main uses in the automobile industry are in the manufacture of fenders, battery casings, body trim and moulded interior parts such as cup holders and side storage panels.

Wollastonite is also used as a high brightness extender pigment in coatings, particularly exterior architectural coatings and anti-corrosive primers, however current usage is small. The term "high brightness extender pigment" means that the outer coating of the finish will retain its brightness as the wollastonite additive decreases the moisture absorption which increases the stain resistance, thereby extending the brightness over the life of the component.

North American Producers and Potential Producers

There are three main North American wollastonite producers - Nyco and R.T. Vanderbilt, both in upstate New York, plus sporadic production by Pfizer in California. A deposit at Gilbert, Nevada has been under investigation for several years, but now appears to be dormant.

In 1994, Nyco acquired mineral rights to the large Pilares deposit, 50 km northwest of the city of Hermosillo in Sonora, northwest Mexico which is currently in production. The property contains 1,150 acres of mineral rights and 1,950 acres of surface rights. There is virtually no overburden and the mining operation is open pit. Reserves of 50 Mt of wollastonite, grading 60% or better, have been delineated.

The ore is high grade and contains high aspect ratio wollastonite, which go to plastics end-users. The major markets are in ceramics, coatings and metallurgical fluxes. It is estimated that Nyco spent US$100 million to open the mine, flotation and processing plant with a capacity of 90 ktpy to 216 ktpy.

It is too early to say whether the Big Cat wollastonite product will have a market. However, based on the work completed to date it appears that the specifications for the market can be met with the Big Cat product. Further marketing studies will be required to determine what quantity of the Big Cat product can be marketed and general terms for such products.



Big Cat Metallurgical Testwork

Metallurgical testing of the Big Cat ores was completed over an eighteen month period in 1996-97, at International Metallurgical and Engineering (IME) to develop a flowsheet for recovering a high-grade wollastonite product.

The testwork indicated that a high purity wollastonite product can be produced from the Big Cat wollastonite ores using only classification and flotation processes to remove calcite and mafic gangue minerals after grinding to approximately 80% passing 120 microns.

Grinding liberates the wollastonite from the gangue minerals comprising largely of calcite, clinopyroxene, garnet and silicate. Testwork established that slimes removal is important for flotation efficiency and wollastonite product quality.

Flotation produces a high-grade wollastonite product by rejecting the remaining calcite, garnet and clinopyroxene. An overall concentrate mass recovery of approximately 50% was achieved in the laboratory locked cycle flotation tests at a wollastonite recovery of approximately 84% at a head grade of about 58% to 60% wollastonite.

The process operates at its natural slightly alkaline pH. Preliminary water quality analysis of the reject stream did not indicate any deleterious elements.

The reject solids, comprising the slimes and gangue minerals had a very high neutralization potential, primarily due to the presence of wollastonite and calcite.

Testwork that will optimize the fine grinding and classification circuit configuration equipment selection and process conditions would be part of the next stage of work.

1996 Testwork


A number of drill hole samples were collected for the testwork. Eight composite samples covering various wollastonite grades were prepared for testwork using NQ drill core samples from holes DDH-1 to DDH-4, as shown in Table 1.1. All drill hole spacing was at 30m centres which is deemed appropriate for a mineralized inventory calculation. The details of the drill hole patterns are included under the section " Mineralized Material Calculation".


              Table 1.1 - Drill Hole Core Samples for Initial Work

------------------ --------------- ------------------------- -------------- ----------------- ---------------------
    Composite        Drill Hole         Depth at which        Weight (g)      Wollastonite      Weighted Average
       No.              No.          Sample is Taken (ft)                      Grade (%)         Grade (1) (%)
------------------ --------------- ------------------------- -------------- ----------------- ---------------------
        1               DDH1            29.95 - 31.95             808            49.44
                                        31.95 - 33.95             708            33.41               52.12
                                        33.95 - 35.95             723            53.34
                                        35.95 - 37.95             854            69.14
------------------ --------------- ------------------------- -------------- ----------------- ---------------------
        2               DDH1            87.95 - 89.95             901            38.50               46.53
                                        89.95 - 91.95             950            59.14
                                        91.95 - 93.95           1,019            33.98
                                        93.95 - 95.95             848            56.00
------------------ --------------- ------------------------- -------------- ----------------- ---------------------
        3               DDH1           117.95 - 119.95            951            54.93               69.36
                                       119.95 - 121.95            800            58.49
                                       121.95 - 123.95          1,101            79.30
                                       123.95 - 125.95            849            82.87
------------------ --------------- ------------------------- -------------- ----------------- ---------------------
        4               DDH2            20.70 - 22.70           1,001              -                 68.27
                                        22.70 - 24.70             902            68.75
                                        24.70 - 26.70             652            80.20
                                        26.70 - 28.70           1,006            60.11
------------------ --------------- ------------------------- -------------- ----------------- ---------------------

                                       14

------------------ --------------- ------------------------- -------------- ----------------- ---------------------
    Composite        Drill Hole         Depth at which        Weight (g)      Wollastonite      Weighted Average
       No.              No.          Sample is Taken (ft)                      Grade (%)         Grade (1) (%)
------------------ --------------- ------------------------- -------------- ----------------- ---------------------
        5               DDH3            16.10 - 18.10           1,076            42.49               39.66
                                        18.10 - 20.10           1,015            25.06
                                        20.10 - 22.10             863              -
                                        22.10 - 24.10             956            51.96
------------------ --------------- ------------------------- -------------- ----------------- ---------------------
        6               DDH3            52.10 - 54.10             798            72.64               64.28
                                        54.10 - 56.10           1,052            54.87
                                        56.10 - 58.10             950            75.75
                                        58.10 - 60.10             901            55.75
------------------ --------------- ------------------------- -------------- ----------------- ---------------------
        7               DDH4            16.20 - 18.20           1,009            40.30               45.17
                                        18.20 - 20.20           1,046            43.50
                                        20.20 - 22.20           1,035              -
                                        22.20 - 24.20           1,005            51.79
------------------ --------------- ------------------------- -------------- ----------------- ---------------------
        8               DDH4            56.20 - 58.20             956            72.68               66.62
                                        58.20 - 60.20             957            73.67
                                        60.20 - 62.20             852            78.59
                                        62.20 - 64.20           1,051            45.00
------------------ --------------- ------------------------- -------------- ----------------- ---------------------

Note:  (1) Analysis by bulk chemical method.

The core was delivered to IME, crushed to 25 mm, coned and quartered. These composites were used in all the testwork.

Eight scoping tests were conducted using these composites. Locked cycle testing was carried out to provide data that would better estimate the mass of wollastonite concentrate produced from the ores. An overall composite sample of the eight test composites was prepared and used for the six locked cycle tests.

1997 Testwork


Six further locked cycle test were performed using samples from drill holes number 27, 29, 30, 32 and 35. Locked cycle test No. 7 used a composite of the 1997 program material from drill holes No., 23 to 35. All the above drill holes were also located at 30m centre spacing. The table below lists the weighted average head grades for each composite, and the amount of material taken from each section.


           Table 1.2 - Drill Hole Core Samples for Subsequent Testwork

----------------------- --------------------- ------------------------ ------------------------- ---------------------
    Composite No.          Drill Hole No.         Depth at Which              Weight (g)               Weighted
                                               Sample is Taken (ft)                                Average Grade(1)
                                                                                                         (%)
----------------------- --------------------- ------------------------ ------------------------- ---------------------
        97-27                  DDH27              8.6 m - 108.6 m       500 g at 2 m intervals          58.28%
----------------------- --------------------- ------------------------ ------------------------- ---------------------
        97-29                  DDH29             6.63 m - 96.63 m       500 g at 2 m intervals          48.76
----------------------- --------------------- ------------------------ ------------------------- ---------------------
        97-30                  DDH30             8.12 m - 114.12 m      500 g at 2 m intervals          55.49
----------------------- --------------------- ------------------------ ------------------------- ---------------------
        97-32                  DDH32              18.5 m - 28.5 m       500 g at 2 m intervals          47.12
                                                 44.7 m - 107.0 m
----------------------- --------------------- ------------------------ ------------------------- ---------------------
        97-35                  DDH35             4.58 m - 74.58 m       500 g at 2 m intervals            Nd
----------------------- --------------------- ------------------------ ------------------------- ---------------------

Note:  (1) Analysis by bulk chemical method.

The samples were prepared according to the following procedure:

The ground ore was classified in two stages. The mill discharge was first screened at 297 microns to remove the coarse fraction, which was recycled to the mill. The screen undersize in the initial testwork was subsequently de-slimed using a 37 micron screen before feeding the ore to flotation. This testwork was repeated with screening at 20 microns to lower the mass of wollastonite lost in the slimes.

After desliming, the wollastonite product was conditioned for five minutes and then floated in a Denver flotation machine. The ground flotation feed was conditioned for five minutes, then floated for two minutes in a rougher stage and a total of eight minutes in three scavenger stages. The combined rougher and scavenger froth, containing the gangue, was re-floated for four minutes in the first cleaner stage and five minutes in the second cleaner stage. The flotation collectors were added as water based emulsions. Frother was added neat to the process. Oleic acid was always added in stages to the process rather than in a single addition. The recovery results from the testwork are shown in Table 1.3.

                    Table 1.3 - Wollastonite Recovery Results

--------------- --------------- ---------------- ----------------- ------------- --------------- ---------------
Composite       Testwork        Ore Grade        % Wollastonite       % Mass     % Wollastonite  %
                                % Wollastonite   Recovery Overall    Recovery    Lost in         Wollastonite
                                                                     Overall     Sliming         Lost in Gangue
--------------- --------------- ---------------- ----------------- ------------- --------------- ---------------
                     1996             55               81.8            45.0           7.7             10.5
                     1996             81               84.0            68.0           11.3            4.7
   Comp 27           1997             60               85.8            51.5           4.1             10.1
   Comp 29           1997             522              84.8            44.1           1.2             17.2
   Comp 30           1997             54               92.8            50.1           2.4             4.8
   Comp 32           1997             50               80.6            40.3           1.0             18.4
  1997 Comp          1997             50               77.8            58.9           5.0             17.2
--------------- --------------- ---------------- ----------------- ------------- --------------- ---------------
                Average, all         57.4              83.9            48.3           4.7             11.4
--------------- --------------- ---------------- ----------------- ------------- --------------- ---------------
                Average, 1997        53.2              84.4             45            2.7             12.9
--------------- --------------- ---------------- ----------------- ------------- --------------- ---------------


The most significant metallurgical parameters resulting from the testwork are summarized as follows:

    Average mill head grade                         =      58.1% wollastonite
    Average concentrate mass recovery               =      50.5% of feed mass
    Average wollastonite recovery, approximate      =      84%
    Wollastonite losses (approximate)
             Gangue                                 =      10%
             Slimes                                 =      60%
    Grind size, P(80)                               =      120 microns
    Reagent addition, oleic acid                    =      2,200 g/t
    Finished product size specifications:
             Grade 8                                =      5 - 8 microns
             Grade 3                                =      3 - 5 microns
             Grade 10                               =      20 - 30 microns
             Grade 100                              =      40 - 50 microns


Based on this program, it appears that the wet grinding and flotation recovery method would be well suited to the Big Cat deposit. However, significant additional testwork will be required to optimize this work and test the complete mineral body in terms of variability.


Other work will include dewatering testwork and water quality analysis.

Project Infrastructure
----------------------

One of the critical aspects of the Big Cat development will be the infrastructure. This will include:

         -        Site Access
         -        Offices and Camp
         -        Water Supply
         -        Power Supply
         -        Sewage Disposal
         -        Fuel Storage

The location of the nearby Snip Mine and the existing Eskay Creek Mine road will assist in this development. It is likely that a new road will be required from the Bob Quinn junction, on the Eskay Creek road, to the mine site. Based on existing topographical maps, this road would be approximately 100 km.

The road design would be to the current British Columbia Forest Practices Code and be similar to several mine site roads in north and central British Columbia. This road would be used to transport personnel and supplies to the site and for transport of the wollastonite to the port of Stewart for onward shipping.

Power generation would be by diesel gensets. Power requirements would be small, likely in the 2-3 megawatt range.

Personnel would stay at the site on a 2 or 4 week rotating shift basis, and be housed at a camp located at the site.

The operation would be typical of other northern British Columbia mines such as Eskay Creek, Snip and Golden Bear.

A second option would be to transport the whole ore from the mine to a treatment facility at the Snip Mine. The wollastonite product could then be bagged and shipped by hovercraft from to Wrangell. This is how the Snip mine operated and the infrastructure for such an operation is still in place.

Recommended Work Program
------------------------

Our consultants, Downey & Associates, concluded that the Big Cat project warrants further expenditure because:


The review agrees with the mineralized material calculation completed by Whitegold. Our consultants completed an independent calculation of mineralized material based on drill result data. Estimates indicate 1.2 million tones of mineral grading 62% wollastonite.


The contained wollastonite appears to be readily recoverable by standard wet processing methods, at a recovery and chemical and physical grade that could achieve market penetration.

The project location is remote. However it is reasonably close to existing mining infrastructure and transport routes to assist in project development. The project is "remote" only in the sense that there is no existing infrastructure in the vicinity of the project. A new road of approximately 70km in length will be needed to access the existing mining infrastructure.


The current drillhole spacing is insufficient to support a feasibility study and additional drilling will be required.


The consultants do not know of any social or environmental issues that could jeopardize the project.

The consultants recommend a four year, three phase program to complete a pre-feasibility study followed by a detailed feasibility study. All dollar figures are U.S.

Phase 1.
--------

This phase would commence in mid-2002 and be completed by the end of February 2003. This work would include a marketing study and some additional metallurgical testwork. The marketing study would allow us to determine the value ranges for the products that could be produced from the Big Cat deposit. It would also help predict the market potential and growth sectors for wollastonite.

This work would likely be completed by a specialized consulting group or individual, with specialized knowledge of the wollastonite market. The estimate for this stage is $33,500.

Phase 1 work would commence with the collection of ore samples from the project for metallurgical test work. This work would be done to generally confirm the results of the test work completed by IME so that the grade and recovery of the wollastonite can be independently determined by us.

The test work would consist of flotation to determine grade and recovery of the product and optical microscopy to determine the aspect ratio of the product, which is important in helping to determine potential markets and end users.

Based on the results of this test work the marketing study would be completed. The marketing study would involve a consultant with the relevant experience in the wollastonite market. It will include current research on the existing markets and supply and demand figures. It would also include discussions with potential end users in areas such as the ceramics industry and the automobile supply parts industry.

This study will also include data on pricing for the product.

The costs for this Phase are estimated as follows:

         Sample Collection (including travel)             $1,600
         Metallurgical Test work                          $8,500
         Marketing Study                                 $16,500
         Company General and Administrative               $6,900
         Total                                           $33,500

Phase 2.
--------

This phase would take approximately two years, at which time a pre-feasibility would be completed. The work would include diamond drilling, geotechnical work, metallurgical and mineralogical testwork, engineering studies and environmental studies.

Expenditures of $300,000 are estimated to complete this work.


Phase 2 work will require additional drilling and test work. The drilling will be of sufficient spacing so that ore resource calculations can be completed. This drilling will be used to determine whether this deposit has sufficient ore reserves to develop a commercially viable mining operation. The drilling will focus solely on the existing ore body, that was originally discovered and drilled by Whitegold Resources. The limits of this ore body was essentially defined by Whitegold by surface sampling and oblique diamond drilling. We do not plan to complete any geochemical or geophysical testing for that reason. The drill spacing on the upcoming programme will be what is commonly referred to as infill drilling. In other words the drill holes will be located between existing drill holes so that an ore reserve can be calculated according to the standards defined by the Canadian Institute of Mining and Metallurgy. The work will include detailed assays of the drill core by a recognized and certified assay laboratory. Concurrent with this will be the environmental baseline studies on the mine area and the access road area.


Phase 2 work will require additional drilling and test work. The drilling will be of sufficient spacing so that ore resource calculations can be completed. Concurrent with this will be the environmental baseline studies on the mine area and the access road area.

Geotechnical work would include mapping of the rock types major structures. All drill core would also be mapped including rock mass classification and rock quality data. This will allow calculations to be completed for pit slopes for any proposed open pit mine.

The metallurgical work will include comminution and grinding to determine the optimal grind versus recovery relationship for the ore. Flotation test work will also be completed including locked cycle test work that will model actual operating conditions. This test work will determine the best suite of reagents for ore recovery as well as the grade and recovery of the product.

This work will also include dewatering test work which will determine the best method of separating the moisture from the wollastonite product. Included will be thickening test work and filtration test work. In general terms, the optimal moisture will be in the 8-12% range, which allows the product to be shipped without too much moisture but also prevents dusting.

Other work will include X-Ray Diffraction (XRF) test work to determine impurity levels in the product and further optical microscopy.



Based on all of the above project capital and operating costs to a 25% accuracy would be completed followed by preliminary project economics.

The Estimated Costs for this Phase are:

         Drilling and Sampling                        $73,500
         Geotechnical Work                            $16,500
         Metallurgical Testwork                       $30,000
         Preliminary Mine Design                      $16,500
         Engineering                                  $60,000
         Road Design                                  $13,500
         Environmental                                $30,000
         Company General & Administrative             $60,000
         Total                                       $300,000

Phase 3.
--------


If the exploration work confirms a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support sufficient tonnage and average grade, then additional expenditures would be warranted to proceed with a bankable feasibility study. "Bankable" means to a level of detail to facilitate lending by recognized banking institutions.

The following Table 1.4 shows a generalized breakdown of the costs associated with Phases 1 and 2.

                          Table 1.4 - Estimated Budget

       Project Management & Administration             $66,900
       ------------------------------------            --------------
       Geology & Ore Reserves                          $77,100
       ------------------------------------            --------------
       Geotechnical                                    $16,500
       ------------------------------------            --------------
       Mining                                          $16,500
       ------------------------------------            --------------
       Marketing                                       $18,000
       ------------------------------------            --------------
       Metallurgy & Process Selection                  $38,500
       ------------------------------------            --------------
       Infrastructure & Site Selection                 $43,500
       ------------------------------------            --------------
       Project Evaluation & Feasibility                $28,000
       ------------------------------------            --------------
       Capital & Operating Costs                       $28,500
       ------------------------------------            --------------
       Total                                           $333,500
       ------------------------------------            --------------

Item 3.  Description of Property
--------------------------------

Office Premises
---------------

We operate from our offices at 7928 Rowland Road, Edmonton, Alberta, T6A 3W1, Canada. Space is provided to us on a rent free basis by Mr. Halvorson, a director of the Company. We are not a party to any lease. It is anticipated that this arrangement will remain until we are able to generate revenue from operations and require additional office space for new employees. Management believes that this space will meet our needs for the foreseeable future.

Location and Access
-------------------

The Big Cat Wollastonite property is situated in the Iskut River Map Area (NTS 104B/11W), about ten kilometres southwest of the confluence of the Iskut and Craig Rivers (fig. 1). The property is 70 kilometres east of tidewater at Wrangell, Alaska and approximately 150 kilometres northwest of Stewart, BC.

The nearest road access is the Eskay Creek Mine Access Road, which is located 60 kilometres to the east along the Iskut River. The property is presently accessible by helicopter from Bronson Creek (the site of Homestake's SNIP gold mine), which is about 15 kilometres east of the property. The SNIP mine commonly used aircraft from Smithers, BC and transported much of the ore by Hovercraft to Wrangell. Ocean-going barges can be used from Wrangell, up the Stikine River to its confluence with the Iskut River.

Tenure Status
-------------

The Big Cat Wollastonite property is wholly owned by Whitegold Natural Resource Corp. and is located in the Liard Mining Division. A 10% Net Profits Interest
(NPI) is due to 495488 B.C. Ltd. The property is approximately 28 km2 and consists of 122 mineral claim units (figure 2). The significant tenure information is summarized in Table 1.5. Lloyd and Associates carried out a legal survey of the claims in 1997. This survey discovered a narrow triangular fraction between the ISK1 and ISK 3 claims. This gore of open ground was subsequently staked as the Grizzly claim.

                    Table 1.5 - BIG CAT PROPERTY CLAIM STATUS

--------------------- --------------------- --------------- --------- ----------
Tenure No.            Claim Name            Expiry Date     Units     Tag No.
--------------------- --------------------- --------------- --------- ----------
334360                ISK 1                 2005/12/15      20        227242
--------------------- --------------------- --------------- --------- ----------
334361                ISK 2                 2005/12/15      20        227224
--------------------- --------------------- --------------- --------- ----------
334362                ISK 3                 2005/12/15      20        227243
--------------------- --------------------- --------------- --------- ----------
334362                ISK 4                 2005/12/15      18        227245
--------------------- --------------------- --------------- --------- ----------
342825                ISK 5                 2005/03/03      16        227213
--------------------- --------------------- --------------- --------- ----------
343826                ISK 6                 2005/03/03      16        227224
--------------------- --------------------- --------------- --------- ----------
349262                Grizzly               2002/08/10      5         228114
--------------------- --------------------- --------------- --------- ----------
349836                BRIL 1                2005/08/15      1         669160M
--------------------- --------------------- --------------- --------- ----------

--------------------- --------------------- --------------- --------- ----------
Tenure No.            Claim Name            Expiry Date     Units     Tag No.
--------------------- --------------------- --------------- --------- ----------
349837                BRIL 2                2005/08/15      1         669161M
--------------------- --------------------- --------------- --------- ----------
349838                BRIL 3                2005/08/15      1         669162M
--------------------- --------------------- --------------- --------- ----------
349839                BRIL 4                2005/08/16      1         669163M
--------------------- --------------------- --------------- --------- ----------
349840                BRYS 1                2005/08/16      1         669164M
--------------------- --------------------- --------------- --------- ----------
349841                BRYS 2                2005/08/16      1         669165M
--------------------- --------------------- --------------- --------- ----------
349842                BRYS 3                2005/08/16      1         669200M
--------------------- --------------------- --------------- --------- ----------

We will earn our 50% interest in the Big Cat Property if we make the following scheduled exploration expenditures:

          (a)  $35,000 on or before March 1, 2003;

          (b)  a further $66,000 on or before December 31, 2003;

          (c)  a further $233,000 on or before December 31, 2004.

          (d)  a further $666,000 on or before December 31, 2005; and

          (e)  a further $1,333,000 on or before December 31, 2006.

If we spend less than the specified sums in any expenditure period, we can make a direct payment to Whitegold for the difference of the amount actually spent and the specified expenditure sum before the end of the period specified. In the event we spend more on expenditures in any exploration period, the excess expenditures may be carried forward and applied in succeeding periods. In the event that we fail to make exploration expenditures on the Big Cat Property within the time frames prescribed by our option agreement, Whitegold may send us a notice of default containing particulars of the obligation which we have not performed. We would have 45 days following delivery of a notice of default to cure the default by a payment or performance. In the event that we fail to comply with the default under the option agreement, Whitegold would be able to terminate our option agreement at its will. Additionally, if we have not fully exercised the option by making the exploration expenditures set out in the option agreement by the 10th anniversary of the option agreement, the agreement automatically terminates.

Our option grants us unfettered access to the Big Cat Property and sole authority to control mining operations.

Physiography and Climate
------------------------

The Big Cat Property area is situated within the Boundary Ranges of the Coast Mountains, which are typified by extreme relief and glaciated Alpine terrain. The property exhibits rugged mountains up to 2000 meters in elevation with numerous glaciers and well-exposed rock-faces. Most of the property is above the tree line at 1500 meters - vegetation is limited to alpine flora, including stunted coniferous trees.

The Upper Bril Zone (where the best defined Wollastonite deposit occurs) is on the Southeast flank of a Northwest-Southeast trending ridge. The peak of the ridge is at 1490m and extends down slope to 1420 meters. The upper part of the deposit is mainly outcrop but the lower slopes are talus covered - mainly wollastonite boulders. This gives rise to a spectacular white face, which is visible from several kilometres away.

The climate in the area is dominated by cloud, low fog, and unsteady winds with brief periods of stable sunny and hot summer days. This climatic zone, because of its proximity to the ocean, rarely sees temperatures below 0 degrees and rarely has any significant snowfall accumulations. The Iskut region is notorious for its year-round unstable weather, which is responsible for many "weather days" when flying is not possible.

History of Exploration
----------------------

The Big Cat Wollastonite occurrence was first reported by Kerr (1948) following the original GSC regional mapping (1926-1929) in the area. His explorations covered 2500 sq. km. In the Stikine River area it was necessary to map the topography as well as the geology. Other geological studies in the Iskut River area were conducted by Monger (1991), Gunning (1992, 1993), Logan et al (1990,
1993). And McLelland et al (1993).

Lueck discovered the main wollastonite occurrences, during his mapping of the area as part of his Masters thesis at the University of British Columbia. Lueck
(1993) also carried out a geological mapping and rock-sampling program on behalf of Super Twin Resources (now Whitegold). Mineralogical and XRF analyses was done at UBC and showed that the white fibrous wollastonite-rich material can be easily separated from the dark gangue minerals. The material also showed a high aspect ratio of approximately 5:1.

Field work in 1995 consisted of a field program aimed at determining the quality and quantity of wollastonite on the property and comprised trenching, bulk sampling and detailed geological mapping. Several large wollastonite deposits were discovered during this program.

The 1997 field season at the Big Cat Wollastonite property comprised diamond drilling (22 holes totalling 1980 meters), trenching (120 lineal meters), detailed geological mapping and a legal survey. All of the trenches were mapped and sampled and a two tonne bulk sample was collected from four test pits on the Main Zone of the BRIL Zone. Four holes, totalling 445m, were also drilled on this zone. The core, trench and bulk samples were analyzed by XRF at the Cominco Research Laboratory (CRL) in Vancouver, BC. The fieldwork was based out of the Pamicon camp located at the base of the Bronson airstrip, approximately 1.5 kilometers from the Snip Gold Mine.

The 1007 field program consisted of 1,890 meters of diamond drilling, 120 lineal meters of blast trenching, approximately 5 tonnes of representative bulk sampling, and detailed geological mapping. It also included engineering and environmental work associated with the project's pipeline option from the mine site to Bronson Creek.

Diamond drilling was focused on proving a mineable wollastonite deposit resource at the Main Zone of the BRIL deposit. Twelve holes (BRIL-97-23 to BRIL-97-34, were dedicated to this task and were drilled along four parallel fences spaced 30 meters apart and aligned perpendicular to the strike of the deposit. Drill holes BRIL-97-25 and BRIL-97-34 were drilled to confirm the northwest and southeast contacts of the wollastonite zone. Drill hole BRIL-97-39 was drilled in the hangingwall and established a northeast limitation to the deposit. It also tested the structural competence of the anticipated open-pit backwall.

Drill holes BRIL-97-35 to BRIL-97-38, were drilled to test for other targets - including the western extension of the Bril Deposit, a potential feldspar resource, a gold-bearing regional fault structure west of the Bril deposit and the Cliff wollastonite zone.

The trenching comprised four 30-meter long blast trenches parallel to the drill fences. Each trench was mapped and sampled at 2-meter intervals as well as bulk sampled (total 5 tonnes). All the material was analyzed by XRF at the CRL in Vancouver.

Engineering work consisted of a geotechnical assessment and route selection for ore transportation, preliminary mineralogical and metallurgical work for wollastonite recovery and a geotechnical assessment of the proposed open pit and tailings facility.

Geology
-------

Regional Geology

The Big Cat Wollastonite Property was first mapped by Kerr (1948) who identified Mesozoic sediments and volcanics. Later work has identified these as lying within an uplifted area known as the Stewart Complex (Grove, 1986). Monger and Berg (1984) defined this setting as the Stikine Terrane of the Intermontain Belt adjacent to the margin with the Coast Mountain Belt. The Stikine Terrane is characterized by Paleozoic to Middle Jurassic strata and comprises four components. These are Stikine Assemblage, the Stuhini and Lewes River Groups, and Hazelton and Spatsizi Groups and the Bowser Group.

The Upper Paleozoic Stikine Assemblage forms the basement of Stikinia (Brown et al., 1991) and comprises Early Devonian to Permian arc volcanic rocks interbedded with massive carbonate units and fine-grained clastic rocks. In the Stikine and Iskut rivers region, common sequences of the Stikine Assemblage consist of stratigraphically important coralline reef limestone and intercalated mafic to felsic volcanics (Pitcher, 1960 and Anderson, 1989). Structural and/or metamorphic events (contraction/extension, uplift, metamorphism) in the Stikine Terrane are interpreted to have occurred during Permian - Middle Triassic, Late Triassic - Early Jurassic and younger times (Anderson, 1993).

The Stuhini and Lewes Groups, which comprise Triassic clastic sedimentary rocks, overlie the Paleozoic Stikine Assemblage, Triassic and Jurassic plutons and coeval volcanics, which are interpreted to be remnants of magmatic island arc complexes (Monger and Price, 1979). The Hazelton and Spatsizi are composed of Early Jurassic volcanic arc rocks with intercalated clastic sediments and associated plutonic rocks. The Bowser Group consists of Mid - Jurassic to Early Cretaceous fine to coarse grained clastic rocks, which were deposited within the Bowser Basin. Recent volcanic activity, comprising basalt, ash and cinders is observed at Hoodoo Mountain - an impressive 1550 meter high, ice capped dormant volcano located 15 kilometres north of the Big Cat Property.

Most of the rocks in the area exhibit low-grade metamorphism (usually lower greenschist) but are often altered in proximity to intrusive stocks, plutons and batholiths.

Folding and faulting complexly deform most of the pre-Triassic rocks. The most common structural feature a regional northeast - southwest trending faults, which can have offsets of several kilometres.

Property Geology

The Big Cat Property encompasses the elliptical Zippa Mountain nepheline syenite pluton, that outcrops over a 3.5km by 5 km. area. This intrusion is zoned, layered, characterized by a well-developed planar mineral fabric and, based on modal mineralogy) is strongly silica - undersaturated. The Mount Raven diorite and the Seraphim Mountain granite are two other intrusions within the property and temporally related to the Zippa Mountain pluton. Together, they all comprise the Zippa Mountain Igneous Complex.

The Late Triassic a Zippa Mountain pluton has an age of ~210Ma, based on U/Pb dating of zircon. Lithological zoning within the Zippa Mountain pluton consists of a syenite core and marginal phases of melasyenite and pyroxenite. The Mount Raven Pluton is undated but is older than the Seraphim Mountain intrusion, which is dated at 214 +/- 4 Ma on hornblende (R. G. Anderson in Hunt and Roddick,
1991). The Mount Raven pluton is brecciated by the Seraphim Mountain pluton. These plutons intrude complexly deformed and metamorphosed Paleozoic limestone and calcareous siltstone of the Stikine Terrane.

To date, five main wollastonite occurrences have been discovered on the property. These are the Cliff, Glacier, Bartnick, Brys and Bril. The Cliff, Glacier, BryS and Bril occur as series of xenoliths within the pyroxenite border phase of the Zippa Mountain pluton. The Bartnick occurrence is unique in that it appears to occur peripheral to the pluton and, unlike the other wollastonite zones, is interlayered with chert and marble layers.

A northeast - southwest tending, regional scale fault is located at the western end of the West Zone and the Upper Bril Deposit. The structure divides the Brill area into two distinct structural blocs. Both the NW and SE exhibit minor brittle and semi-ductile shear zones, which are sub-parallel to the regional fault. The majority of these shear zones dip moderately towards the southeast.

A second set of faults, observed predominantly within the NW block, trend WNW-ESE and WSW-ENE. Generally, the WNW-ESE faults dip moderately towards the north.

Geology of the Bril Deposit

The lowest stratigraphic unit within the metasedimentary sequence is interpreted to be the interlayered quartzite and biotite-rich schists that outcrop to the south of the Far West Extension. These pelitic rocks exhibit a well-developed adulatory tectonic fabric, which dips moderately towards the northeast and northwest.

Interlayered wollastonite, marble, and calc-silicate layers within the Far West Extension are interpreted to be stratigraphically above the pelitic unit described above. This interpretation is supported by the similarity in the orientation of the foliation and layering within both the Far West Extension and the pelitic unit. This interpretation is, however, complicated by the presence of a felsic syenite dyke, which occurs in between the two units.

Metavolcanics, located immediately north of the upper Bril, are interpreted to be stratigraphically above the wollastonite-bearing calcareous unit. This unit, however, does not exhibit the isoclinal folding or badinage that is observed in the marbles and is associated with a structural event, which deformed and uplifted the marbles prior to the deposition of the metavolcanics.

The Bril deposit, located in the southeast corner of the Zippa Mountain Pluton, consists of large, extensively altered wollastonite-rich layers, which strike northwest - southeast, and dips steeply to the northwest (Figure 3). Wollastonite occurrences in the vicinity of the Bril deposit include the Far West Extension, the Far East Extension and minor wollastonite layers to the north of the Bril deposit.

The Bril deposit is divided into the upper Bril deposit, consisting of the East, West and Main Zones, and the lower Bril, which occurs 150 meters south of the upper Bril (Figure 3). The wollastonite skarn is associated with minor amounts of clinopyroxene and titanium-bearing andradite garnet and trace amounts of titanite, apatite, feldspar, carbonate and quartz. The diminution of the wollastonite content is chiefly attributed to centimetre to meter scale pyroxenite dykes, which crosscut the deposit.

The exposed portion of the upper Bril deposit measures greater than 360 meters long and approximately 50meters wide. The Main Zone, which forms the basis of this study, outcrops as a 120 m long and 50m wide tabular pod in the centre of the upper Bril occurrence. Diamond drilling and trenching conducted on the upper Bril deposit during the 1996 and 1997 programs is shown in Figure 3. Diamond drilling indicates that the Main Zone extends to a depth of at least 100 meters. Mapping and drill core logging shows that the hangingwall and footwall contacts are quite sharp. The north-western and south-eastern (both in section and plan) indicate jagged contacts - likely due to the intercalation of other rock types at the edge of the skarn alteration zone. An examination of some of the drill core, numerous core photographs and the drill logs indicates that the wollastonite content is primarily related to the inclusion of other minerals such as pyroxene, garnet, feldspar and carbonate. These impure layers strike parallel to the gross form of the skarn itself. The layers are extremely difficult to correlate from section to section or from surface mapping. A transition zone with more abundant impure layers commonly occurs near the footwall contact of the Upper Bril wollastonite deposit.

The wollastonite skarn is a white to light green rock consisting of greater than 30% wollastonite. It varies in grain size from fine-grained (1mm long) to coarse
- grained (5cm long), interlocking, acicular and/or tabular crystals. It contains, on average, 25% melanite, andradite and, locally, garnet, approximately 15% diopside and augite, minor amounts of interstitial feldspar, titanite and trace amounts of apatite. The wollastonite is commonly well foliated but, locally, it is massive. Trace amounts of pyrite occur in the wollastonite along fractures and microveinlets. Millimetre-thick late stage quartz and calcite veins locally crosscut wollastonite.

The wollastonite skarn, which occurs east of the regional fault structure, is distinctively different from the wollastonite skarn located west of the fault. The former consists of pure, high-grade wollastonite containing minor garnet and pyroxene. Wollastonite west of the fault is commonly interlayered, on both the outcrop and map scale, with calc-silicates and marble layers and results in lower wollastonite grades. Similarly, calc-silicate and marble units within the Far West Extension range in wollastonite content from 0% to 49%.

Mineralized Material Calculation
--------------------------------

Wollastine is visually distinguishable as a white to light green material found in crystallike form. The wollastonnite body is surrounded on all sides by pyroxenite except on the southeast where syenite is dominant. Downey & Associates (D & A) carried out the geological interpretation on northeast-southwest cross sections showing the geology as logged. All of the sub-surface interpretations were validated against geological surface mapping. Geologic contacts were extended to the boundaries of the resource block. The

Bril Main Zone is exposed over more than 100 m along strike and approximately 50 m perpendicular to strike. Extensive diamond drilling and trenching over two years confirmed that the Main Zone extends at least 100 m below surface and has an approximate thickness of 50 metres. The geological information and analyses from fans of drill holes (2-3 holes per section) were used to calculate the resources. These sections are located 30 metres apart. Surface mapping and drill hole oblique to the sections were used to define the along-strike limits of the deposit. One hole was drilled parallel to the long axis of the deposit in the hanging wall and confirmed the north-eastern boundary of the deposit.


Methodology

The drilling database contains 18 drill holes with a total length drilled a 1,958 metres. Trenching excavated 190 lineal metres from four trenches. A total of 679 wollastonite grades were obtained over 2 metres intervals in drill core and laterally in the trenches. The weighted averages of the down-hole intersections were utilized in the mineralized material calculation. D&A prepared manual, cross-sectional based mineralized material estimates for the upper Bril deposit. The parameters used were as follows:

    Minimum thickness down hole for resource blocks                   6 m
    Minimum internal waste thickness down hole                        4 m
    Influence normal to holes or sections for resource blocks        15 m
    Mineralized material blocks are constrained by limits of wollastonite as mapped and determined from drill holes
    Blocks were isolated on the basis of the bi-sectional boundaries

A total of 3 separate specific gravity measurements were made by Whitegold. The results of this work an average of 2.91 t/m3 was obtained for wollastonite. The specific gravity of blocks not considered being wollastonite was estimated to be
3.1 t/m3, which is the weighted average of the garnetite and pyroxenite mean values.

Mineralogical Material Estimate



The total Indicated geological resources of the Big Cat wollastonite deposit is 1,198,552 tonnes grading 62.03%. An itemized resource calculation is tabulated below in Table 1.6. In order to comply with US SEC terminology, the Indicated Resource would be termed "Other Mineralized Material".


           Table 1.6 - Big Cat Property Mineralized Material Estimate

------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                                                                                                       Weighted
                     Resource Block                            Total                                   Average
     Section                               Tonnes             Tonnes               Grade                Grade
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
       A-A'                A1                 2,933                                82.74
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           A2                 8,309                                67.89
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           A3               162,265                                61.46
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           A4               160,310                                61.16
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           A5                15,640                                54.01
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           A6                 3,910                                81.93
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                                              Total             353,366                                 61.55
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------

------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
       B-B'                B1                14,076                                66.93
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           B2               182,988                                58.27
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           B3               165,393                                59.70
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           B4               110,262                                68.23
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           B5               166,566                                64.75
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           B6                12,903                                68.13
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           B7                12,903                                67.97
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                                              Total             665,091                                 62.46
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------

------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
       C-C'                C1                 7,038                                63.43
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           C2                11,730                                51.58
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           C3                42,228                                56.54
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           C4                27,370                                65.74
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           C5                 5,865                                57.46
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           C6                 7,625                                63.58
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           C7                 3,519                                83.23
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           C8                 1,760                                68.87
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           C9                43,401                                59.64
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                                              Total             150,535                                 60.20
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------

------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
       D-D'                D1                 6,491                                73.23
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           D2                14,467                                66.79
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           D3                 5,474                                65.17
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           D4                 1,799                                65.74
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                           D5                 1,329                                60.50
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                                              Total              29,560                                 67.56
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------

------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                                        Grand Total           1,198,552                                 62.03
------------------- ----------------- ------------------ ------------------ -------------------- ---------------------
                            Estimated Grade and Tonnage       1,198,552     tonnes @ 62.03% Wollastonite
------------------- ------------------------------------ ------------------ ------------------------------------------

Mineralogy
----------

General Mineral Chemistry and Physical Properties

A limited number of chemical and physical tests have been carried out on drill core samples from the Big Cat deposit at the International Metallurgical and Engineering (IME) laboaratory in British Columbia in 1996 and at CRL. The results of these tests are shown in Table 1.7 as compared to those of a typical Wollastonite.

                   Table 1.7 - Chemical & Physical Properties
------------------------------- -------------------------- ---------------------
                                Typical
Chemical                        Wollastanite(1)            Big Cat(2)
------------------------------- -------------------------- ---------------------
CaO                             38 - 47%                   38%
S1O2                            47 - 52%                   48%
Fe2O3                           0.15 - 1.6%                3.9%
MgO                             0.04 - 2.0%                3.45%
Al2O3                           0.08 - 3.5%                0.34%
LOI                             0.5 - 2.0%                 0.2 - 0.7%
------------------------------- -------------------------- ---------------------
Physical
------------------------------- -------------------------- ---------------------
pH                              9 - 11
Specific Gravity                2.8 - 3.1 g/cm3            2.8 - 3.9 g/cm3
Moisture Content                1%                         0.1%
Brightness                      90 - 93 GE                 N/A
------------------------------- -------------------------- ---------------------
                  (1)      From Roskill Information Services
                  (2)      From IME testwork

FIGURE 1 - Map of Northwestern British Columbia showing the location of the Big Cat Wollastonite Property.

FIGURE 2 - 1:50,000 scale map showing the Big Cat Wollastonite Property

FIGURE 3 - Geology of the Zippa Mountain Pluton and Wollastonite Skarns

Item 4.  Security Ownership of Certain Beneficial Owners and Management
-----------------------------------------------------------------------

The table below lists the direct, indirect and beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers. Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    Name and Address           Amount and Nature       Percent
Title of Class      of Beneficial Owner        of Beneficial Owner     of Class
--------------      -------------------        -------------------     --------

Common              Phil Mudge                 513,000 shares          46.05%
                    Box 20100 TCM              Direct Ownership
                    Kelowna, B.C.
                    V1Y 9H4

Common              Michael Halvorson          100,000 shares          8.97%
                    7928 Rowland Road          Direct Ownership
                    Edmonton, Alberta
                    T6A 3W1

Common              Management as a            613,000 shares          55.02%
                    Group (two directors)      Direct Ownership

Item 5. Directors and Executive Officers, Promoters and Control Persons
-----------------------------------------------------------------------

Our directors and officers are as follows:

Name                            Age             Position
-----------------               ---             ------------------------------
Phil Mudge                      38              Secretary and Director
Michael Halvorson               57              President, C.E.O. and Director

Our officers and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected. Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors. Our officer serves at the will of the Board of Directors. There are no family relationships between any executive officer or director.

Resumes
-------

Phil Mudge

Phil Mudge was appointed to his positions on August 1, 2001. Mr. Mudge has been President of Cody Tree Service Ltd. for the past 14 years. Cody Tree Service services the utility industry in Western Canada providing construction crews, vegetation control, consulting and strategic operational solutions. Project involvement includes right of way construction and maintenance. As President, Mr. Mudge directs the day to day operations of Cody Tree Service Ltd. including project planning, project estimates and crew and contract supervision.

Michael Halvorson

Michael Halvorson was appointed to his positions on August 1, 2001. From 1980 to the present, Mr. Halvorson has been the President of Halcorp. Capital Ltd. Halcorp. Capital Ltd. is a private corporation which specializes in junior resource company financing. Mr. Halvorson has acted as a consultant and/or director to numerous junior resource companies during the period 1993 to the present.

In Mr. Halvorson's capacity as a consultant, he has introduced management of junior resource companies to brokerage firm contacts, sources of venture capital financing and to potential joint venture partners. Mr. Halvorson has extensive contacts and connections in the Canadian resource industry. In his role as a consultant, Mr. Halvorson has also provided advice to resource company management teams on mind development and project planning infrastructure and financing. Viceroy Resource Corporation of which Mr. Halvorson is a director has a gold mine in production. Mr. Halvorson acts as an officer and/or director of the following companies:


Name of                      Position(s) Held  Place
Reporting Issuer             With Issuer       of Listing  From              To
---------------------------  ----------------  ----------  --------------    -------
Trillion Resources Ltd.      Director/         TSE         October, 1993     Present
                             Vice-President
---------------------------  ----------------  ----------  --------------    -------
Viceroy Resource             Director          TSE         May, 1996         Present
   Corporation
---------------------------  ----------------  ----------  --------------    -------
Gentry Resources Ltd.        Director          TSE         October, 1997     Present
---------------------------  ----------------  ----------  --------------    -------
Western Copper Holdings      Director          TSE         October, 1997     Present
   Limited
---------------------------  ----------------  ----------  --------------    -------
Sloane Petroleum Inc.        Director          TSX         June, 1998        Present
---------------------------  ----------------  ----------  --------------    -------
Pacific Cascade Resources    Director          TSX         April, 1998       Present
   Corp.
---------------------------  ----------------  ----------  --------------    -------
Orezone Resources Inc.       Director          TSE         May, 1999         Present
---------------------------  ----------------  ----------  --------------    -------
Predator Capital Inc.        Director          TSX         September, 2000   Present
---------------------------  ----------------  ----------  --------------    -------
Royal Country Ltd.           Director          TSX         June, 2001        Present
---------------------------  ----------------  ----------  --------------    -------


Conflicts of Interest
---------------------

Mr. Phil Mudge is not currently a shareholder, officer or director of any other exploration and development companies. Mr. Michael Halvorson holds various positions with the exploration and development companies listed above. In the future, either of our officers and directors may take on additional positions with other exploration and development companies. Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies. We do not have a right of first refusal to opportunities that come to management's attention.

Item 6. Executive Compensation
------------------------------

No compensation has been awarded to, earned by or paid to our officers and/or directors since our inception. Management has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations. As of the date of this registration statement, we have no funds available to pay officers or directors. Further, our officers and director are not accruing any compensation pursuant to any agreement with us.

                                              SUMMARY COMPENSATION TABLE

                                                                              Long Term Compensation
                                                                       --------------------------------------
                                         Annual Compensation                    Awards            Payouts
                                 ------------------------------------- -------------------------- -----------
          (a)             (b)        (c)         (d)          (e)          (f)          (g)          (h)         (i)
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
                                                             Other                                               All
                                                            Annual     Restricted    Securities                 Other
  Name and Principle                                         Comp-        Stock      Underlying      LTIP       Comp-
       Position                    Salary       Bonus      ensation     Award(s)    Option/SARs    Payouts    ensation
                          Year       ($)         ($)          ($)          ($)          (#)          ($)         ($)

------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
Michael Halvorson,       2001       $0.00       $0.00        $0.00        $0.00          0          $0.00       $0.00
President and Director
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
Phil Mudge,              2001       $0.00       $0.00        $0.00        $0.00          0          $0.00       $0.00
Secretary and Director
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------


Item 7. Certain Relationships and Related Transactions
------------------------------------------------------

There are no related transactions.

Item 8. Description of Securities
---------------------------------

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $0.0001 per share. There are 1,114,000 shares of common stock issued and outstanding as of the date of this registration statement.

Common Stock
------------

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities. All shares of our common stock issued and outstanding are fully paid and non-assessable. Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares. 1,114,000 of our 1,114,000 issued shares are restricted securities as that term is defined in the Securities Act.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and
----------------------------------------------------------------------------
        Related Stockholder Matters
----------------------------------------------------------------------------

There is no trading market for our common stock. There has been no trading market to date. Management has not discussed market making with any market maker or broker dealer. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price
------------

Our common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

* that a broker or dealer approve a person's account for transactions in penny stocks; and

* the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

* obtain financial information and investment experience and objectives of the person; and

* make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

* sets forth the basis on which the broker or dealer made the suitability determination; and

* that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The rules and regulations governing the purchase and sale of penny stocks may be considered cumbersome and a burden to some investors. As a result, penny stocks will be less appealing to many investors which restricts the potential market for the sale of penny stocks. As a result, the transferability or liquidity of your stock will be less than that of more senior issuers.

In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders
-------

There are forty six (46) shareholders of our common stock.

Dividends
---------

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent
--------------

We do not have a transfer agent at this time.

Item 2. Legal Proceedings
-------------------------

We are not a party to any legal proceedings.

Item 3. Changes in and Disagreements with Accountants
-----------------------------------------------------

We have no changes in or disagreements with our accountants.

Item 4.  Recent Sales of Unregistered Securities
------------------------------------------------

During the period November 1, 2001 to April 30, 2002, we issued 1,114,000 common shares at $0.10 per share to 46 subscribers under Regulation S. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

Item 5. Indemnification of Directors and Officers
-------------------------------------------------

Article VI of our Bylaws states certain indemnification rights. Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons. Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action. Our assets could be used to satisfy any liabilities subject to indemnification.

In both actions by our company and actions other than by our company, our company has the power to indemnify any person who is a party or who is threatened to be made a party by reason of the fact that such person is or was an agent of our company. The indemnification may cover expenses, judgements, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding provided that the person acted in good faith and in a manner that the person reasonably believed to be in the best interest of our company and, in the case of a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful.

                           BIG CAT MINING CORPORATION
                        (A Development Stage Enterprise)
                          Index to Financial Statements



Balance Sheet at October 31, 2002 (unaudited) .............................  F-2

Statements of Operations for the three months ended October 31, 2002 and 2001 (unaudited), for the six months ended October 31, 2002 and 2001 (unaudited) and from June 17, 1997 (inception) through
     October 31, 2002 (unaudited) .........................................  F-3

Statements of Cash Flows for the six months ended October 31, 2002 and 2001 (unaudited), and from June 17, 1997 (inception) through
     October 31, 2002 (unaudited) .........................................  F-4

Notes to Financial Statements .............................................  F-5

                           BIG CAT MINING CORPORATION
                          (A Development Stage Company)
                             Condensed Balance Sheet
                                October 31, 2002
                                   (Unaudited)



                                     Assets
Cash ...............................................................  $  85,755
Prepaid expenses ...................................................      3,983
                                                                      ---------

                                                                      $  89,738
                                                                      =========
                      Liabilities and Shareholders' Equity
Liabilities:
    Accounts payable and accrued liabilities .......................  $   2,867
                                                                      ---------

                 Total liabilities .................................      2,867
                                                                      ---------

Shareholders' equity:
    Common stock ...................................................        111
    Additional paid-in capital .....................................    120,664
    Deficit accumulated during the development stage ...............    (33,904)
                                                                      ---------

                 Total shareholders' equity ........................     86,871
                                                                      ---------

                                                                      $  89,738
                                                                      =========

On Behalf of the Board of Directors:

/s/ Phil Mudge                              /s/ Michael Halvorson
--------------------------------            -----------------------------------
Phil Mudge, Director                        Michael Halvorson, Director


            See accompanying notes to condensed financial statements

                           BIG CAT MINING CORPORATION
                          (A Development Stage Company)
                       Condensed Statements of Operations
                                   (Unaudited)


                                                                                                                  June 19, 1997
                                                          Three Months Ended              Six Months Ended         (inception)
                                                               October 31,                  October 31,             Through
                                                       --------------------------    --------------------------    October 31,
                                                          2002            2001          2002            2001          2002
                                                       -----------    -----------    -----------    -----------    -----------


Costs and expenses:
    Contributed services (Note 2) .................... $       400    $       700    $     2,200    $       700    $     5,250
    Contributed rent (Note 2) ........................         300            300            600            600          3,400
    Filing and transfer agent fees ...................        --             --             --              605            805
    Exploration costs ................................        --             --            3,419           --            3,483
    Stock-based compensation - organization costs ....        --             --             --             --               50
    Office and miscellaneous .........................         588           --              659             14            924
    Consulting fees, related party (Note 2) ..........       2,781           --            2,781           --            2,781
    Professional fees ................................       3,084          2,375         13,680          2,387         17,211
                                                       -----------    -----------    -----------    -----------    -----------

                   Loss before income taxes ..........      (7,153)        (3,375)       (23,339)        (4,306)       (33,904)

    Income tax provision (Note 3) ....................        --             --             --             --             --
                                                       -----------    -----------    -----------    -----------    -----------

                   Net loss .......................... $    (7,153)   $    (3,375)   $   (23,339)   $    (4,306)   $   (33,904)
                                                       ===========    ===========    ===========    ===========    ===========

Basic and diluted loss per share ..................... $     (0.01)   $     (0.01)   $     (0.02)   $     (0.01)
                                                       ===========    ===========    ===========    ===========

Weighted average common shares outstanding ...........   1,114,000        500,000      1,114,000        500,000
                                                       ===========    ===========    ===========    ===========

            See accompanying notes to condensed financial statements

                           BIG CAT MINING CORPORATION
                          (A Development Stage Company)
                       Condensed Statements of Cash Flows
                                   (Unaudited)

                                                                                       June 19, 1997
                                                                  Six Months Ended      (inception)
                                                                    October 31,           Through
                                                              ----------------------     October 31,
                                                                2002          2001         2002
                                                              ---------    ---------     ---------
                    Net cash used in
                        operating activities ..............   $ (19,423)   $    (701)    $ (26,370)
                                                              ---------    ---------     ---------

Cash flows from financing activities:
    Expenses paid on behalf of the Company by related party        --           --             725
    Proceeds from the sale of common
       stock ..............................................        --           --         111,400
       (Increase) decrease in subscriptions receivable ....      32,300         --            --
                                                              ---------    ---------     ---------
                    Net cash provided by
                        financing activities ..............      32,300         --         112,125
                                                              ---------    ---------     ---------

                    Net change in cash and
                        cash equivalents ..................      12,877         (701)       85,755

Cash and cash equivalents:
    Beginning of period ...................................      72,878         --            --
                                                              ---------    ---------     ---------

    End of period .........................................   $  85,755    $    (701)    $  85,755
                                                              =========    =========     =========

Supplemental disclosure of cash flow information:
     Cash paid during the year for:
       Income taxes .......................................   $    --      $    --       $    --
                                                              =========    =========     =========
       Interest ...........................................   $    --      $    --       $    --
                                                              =========    =========     =========

Non-cash financing activities:
    Common shares issued (cancelled) for services (Note 3)    $    --      $    --       $    --
                                                              =========    =========     =========

            See accompanying notes to condensed financial statements

                           BIG CAT MINING CORPORATION
                     Notes to Condensed Financial Statements
                                   (Unaudited)


Note 1:  Basis of presentation
        ----------------------

The interim financial statements presented herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The interim financial statements should be read in conjunction with the Company's annual financial statements for the year ended April 30, 2002, notes and accounting policies thereto included in the Company's Registration Statement on Form 10-SB as filed with the SEC.

In the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of operating results for the interim period presented have been made. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the year.

Interim financial data presented herein are unaudited.

Note 2: Related Party
        -------------

During the six months ended October 31, 2002, and 2001, and the period from July 1997 (inception) through October 31, 2002, the Company paid $2,781, $-0-, and $-0-, respectively, to a related party for consulting administrative services.

During the six months ended October 31, 2002 and 2001, and the period from July 1997 (inception) through October 31, 2002, an affiliate paid certain costs totaling $725, $-0- and $-0-, respectively, on behalf of the Company. The costs were charged to operations with a corresponding credit to paid-in capital.

Note 3: Income Tax
        ----------

The Company records its income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". The Company incurred net operating losses during the six months ended October 31, 2002 resulting in a deferred tax asset, which was fully allowed for; therefore, the net benefit and expense resulted in $-0- income taxes.

                           BIG CAT MINING CORPORATION

                              Financial Statements

                                 April 30, 2002

                                                                            Page
                                                                            ----

Report of Independent Auditors ...........................................   F-2

Balance Sheet at April 30, 2002 ..........................................   F-3

Statements of Operations for the years ended April 30, 2002 and 2001,
     and from June 17, 1997 (inception) through April 30, 2002 ...........   F-4

Statement of Changes in Shareholders' Equity for the period from
     June 17, 1997 (inception) through April 30, 2002 ....................   F-5

Statements of Cash Flows for the years ended April 30, 2002 and 2001,
     and from June 17, 1997 (inception) through April 30, 2002 ...........   F-6

Notes to Financial Statements ............................................   F-7

Cordovano and Harvey, P.C.                          Certified Public Accountants
                                                    201 Steele Street
                                                    Suite 300
                                                    Denver, Colorado 80206
                                                    (303) 329-0220 Phone
                                                    (303) 316-7493 Fax




                         Report of Independent Auditors


The Board of Directors
Big Cat Mining Corporation:


We have audited the accompanying balance sheet of Big Cat Mining Corporation as of April 30, 2002, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the two-year period ended April 30, 2002 and from June 17, 1997 (inception) through April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Big Cat Mining Corporation as of April 30, 2002, and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2002 and from June 17, 1997 (inception) through April 30, 2002 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses since inception which raises a substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



/S/ Cordovano and Harvey, P.C.
------------------------------
Cordovano and Harvey, P.C.
Denver, Colorado
October 20, 2002

                           BIG CAT MINING CORPORATION
                         (A Development Stage Company)
                                 Balance Sheet
                                 April 30, 2002


                                     Assets
Cash ...............................................................  $  72,878
Prepaid expenses ...................................................      2,232
Stock subscriptions receivable (Note 3) ............................     32,300
                                                                      ---------

                                                                      $ 107,410
                                                                      =========

                      Liabilities and Shareholders' Equity

Commitments (Note 4) ...............................................       --

Shareholders' equity (Note 3):
    Common stock , $.0001 par value;  authorized 100,000,000 shares,
      issued and outstanding 1,114,000 shares, respectively ........        111
    Additional paid-in capital .....................................    117,864
    Deficit accumulated during the development stage ...............    (10,565)
                                                                      ---------

                 Total shareholders' equity ........................    107,410
                                                                      ---------

                                                                      $ 107,410
                                                                      =========

On Behalf of the Board of Directors:

/s/Phil Mudge                               /s/Michael Halvorson
--------------------------------            -----------------------------------
Phil Mudge, Director                        Michael Halvorson, Director


                 See accompanying notes to financial statements

                           BIG CAT MINING CORPORATION
                          (A Development Stage Company)
                            Statements of Operations


                                                                                          June 19, 1997
                                                                        Years Ended         (inception)
                                                                         April 30,           Through
                                                               -------------------------    April 30,
                                                                    2002         2001         2002
                                                                  ---------    ---------    ---------
Costs and expenses:
    Contributed services (Note 2) .............................   $   2,050    $     500    $   3,050
    Contributed rent (Note 2) .................................       1,200        1,200        2,800
    Filing and transfer agent fees ............................         605          200          805
    Exploration costs .........................................          64         --             64
    Stock-based compensation - organization costs .............        --           --             50
    Office and miscellaneous ..................................         265         --            265
    Professional fees .........................................       3,252          279        3,531
                                                                  ---------    ---------    ---------

                   Loss before income taxes ...................      (7,436)      (2,179)     (10,565)

    Income tax provision (Note 5) .............................        --           --           --
                                                                  ---------    ---------    ---------

                   Net loss ...................................   $  (7,436)   $  (2,179)   $ (10,565)
                                                                  =========    =========    =========

Basic and diluted loss per share ..............................   $   (0.01)   $   (0.01)
                                                                  =========    =========

Weighted average common shares outstanding ....................     504,385      500,000
                                                                  =========    =========

                 See accompanying notes to financial statements

                           BIG CAT MINING CORPORATION
                          (A Development Stage Company)
                        Statement of Shareholders' Equity


                                                                                                            Deficit
                                                                                                          Accumulated
                                                                     Common Stock           Additional      During
                                                              --------------------------     Paid-in      Development
                                                                Shares        Par Value       Capital       Stage          Total
                                                              -----------    -----------    -----------   -----------   -----------
Balance at inception
    June 19, 1997 .........................................          --      $      --      $      --     $      --     $      --

June 1997, issuance of common stock
    for services, at fair value ($.0001 per share) (Note 2)       500,000             50           --            --              50
Net loss ..................................................          --             --             --             (50)          (50)
                                                              -----------    -----------    -----------   -----------   -----------

Balance at April 30, 1998 .................................       500,000             50           --             (50)         --

Net loss ..................................................          --             --             --            --            --
                                                              -----------    -----------    -----------   -----------   -----------

Balance at April 30, 1999 .................................       500,000             50           --             (50)         --

Contributed services (Note 2) .............................          --             --              500          --             500
Contributed rent (Note 2) .................................          --             --              400          --             400
Net loss ..................................................          --             --             --            (900)         (900)
                                                              -----------    -----------    -----------   -----------   -----------

Balance at April 30, 2000 .................................       500,000             50            900          (950)         --

Contributed services (Note 2) .............................          --             --              500          --             500
Contributed rent (Note 2) .................................          --             --            1,200          --           1,200
Net loss ..................................................          --             --             --          (2,179)       (2,179)
                                                              -----------    -----------    -----------   -----------   -----------
Balance at April 30, 2001 .................................       500,000             50          2,600        (3,129)         (479)


                See accompanying notes to financial statements

                           BIG CAT MINING CORPORATION
                         (A Development Stage Company)
                 Statement of Shareholders' Equity (Continued)




                                                                                                            Deficit
                                                                                                          Accumulated
                                                                     Common Stock           Additional      During
                                                              --------------------------     Paid-in      Development
                                                                Shares        Par Value       Capital       Stage          Total
                                                              -----------    -----------    -----------   -----------   -----------
April, 2002, sale of common stock
     (Note 3) ($.10 per share) ............................       791,000             79         79,021          --          79,100
April 2002, common stock subscribed
    (Note 3) ($.10 per share) .............................       323,000             32         32,268          --          32,300
Cancellation of common stock (Note 2) .....................      (500,000)           (50)          --            --             (50)
Contributed services (Note 2) .............................          --             --            2,050          --           2,050
Contributed rent (Note 2) .................................          --             --            1,200          --           1,200
Expenses paid on behalf of Company (Note 2) ...............          --             --              725          --             725
Net loss ..................................................          --             --             --          (7,436)       (7,436)
                                                              -----------    -----------    -----------   -----------   -----------

Balance at April 30, 2002 .................................     1,114,000    $       111    $   117,864   $   (10,565)  $   107,410
                                                              ===========    ===========    ===========   ===========   ===========


                 See accompanying notes to financial statements

                           BIG CAT MINING CORPORATION
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                             June 19, 1997
                                                                         Years Ended           (inception)
                                                                          April 30,             Through
                                                                     ----------------------    April 30,
                                                                       2002         2001          2002
                                                                     ---------    ---------    ---------
Cash flows from operating activities:
    Net loss .....................................................   $  (7,436)   $  (2,179)   $ (10,565)
    Adjustments to reconcile net loss to net cash
      used by operating activities:
         Contributed services (Note 2) ...........................       2,050          500        3,050
         Contributed rent (Note 2) ...............................       1,200        1,200        2,800
         Changes in operating assets and liabilities:
             Increases in accounts payable and accrued liabilities        (529)         479         --
             Increases in prepaid expenses .......................      (2,232)        --         (2,232)
                                                                     ---------    ---------    ---------
                  Net cash used in
                     operating activities ........................      (6,947)        --         (6,947)
                                                                     ---------    ---------    ---------

Cash flows from financing activities:
    Expenses paid on behalf of the Company by related party ......         725         --            725
    Proceeds from the sale of common
      stock (Note 8) .............................................     111,400         --        111,400
      (Increase) decrease in subscriptions receivable (Note 3) ...     (32,300)        --        (32,300)
                                                                     ---------    ---------    ---------
                  Net cash provided by
                     financing activities ........................      79,825         --         79,825
                                                                     ---------    ---------    ---------

                  Net change in cash and
                     cash equivalents ............................      72,878         --         72,878

Cash and cash equivalents:
    Beginning of period ..........................................        --           --           --
                                                                     ---------    ---------    ---------

    End of period ................................................   $  72,878    $    --      $  72,878
                                                                     =========    =========    =========

Supplemental disclosure of cash flow information:
      Cash paid during the year for:
      Income taxes ...............................................   $    --      $    --      $    --
                                                                     =========    =========    =========
      Interest ...................................................   $    --      $    --      $    --
                                                                     =========    =========    =========

Non-cash financing activities:
    Common shares issued (cancelled) for services (Note 3) .......   $      50    $    --      $    --
                                                                     =========    =========    =========

                 See accompanying notes to financial statements

                           BIG CAT MINING CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements


(1)  Summary of Significant Accounting Policies

Organization and Basis of Presentation

Big Cat Mining Corporation (the "Company") was incorporated as "Big Cat Investment Services" on June 19, 1997 in the State of Nevada. The Company changed its name to "Big Cat Mining Corporation" on July 31, 2001.

The Company is in the development stage in accordance with Statement of Financial Accounting Standards (SAFS) No. 7, Accounting and Reporting by Development Stage Enterprises. Upon completion of the development stage, the Company plans to explore and develop mineral properties.

Since inception, the Company has been primarily engaged in securing financing, preparing a business plan and negotiating an option to acquire a mining property. In September 2001, the Company entered into an agreement to acquire its first mining property. This agreement requires the Company to fund an exploration program (See Note 4). However, the Company lacks sufficient capital, at this time, to fund the exploration program. As a result, the Company plans to seek financing in the capital markets.

In the course of its development activities, the Company has sustained operating losses and expects such losses to continue for the foreseeable future. The Company plans to finance its operations, in the short-term, with stock sales, and, in the longer term, revenues from the sale of minerals. Inherent in the Company's business, however, are various risks and uncertainties, including its limited operating history, historical operating losses, dependence upon strategic alliances, and the limited success of start-up mining companies. The Company's ability to continue as a going concern is dependent upon successful completion of additional financings and ultimately, upon achieving profitable operations. The Company's future success will be dependent upon its ability to raise sufficient capital to fund its exploration program and, if minerals are discovered, to mine the discovery in a timely and cost-effective basis.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents at April 30, 2002.

Income Taxes

The Company accounts for income taxes under the provisions of SAFS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                           BIG CAT MINING CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements


Financial Instruments and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts payable and accrued liabilities. At April 30, 2002, the Company believes that the fair value of its financial instruments approximate their carrying values based on their terms.

Stock-based Compensation

The Company accounts for stock-based compensation arrangements in accordance with Statement of Financial Accounting Standards (SFAS No. 123), "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25 and provide pro forma net earnings (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Earnings (Loss) per Common Share

Basic net income per share is computed by dividing the net income available to common shareholders (the numerator) for the period by the weighted average number of common shares outstanding (the denominator) during the period. The computation of diluted earnings is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

At April 30, 2002, there was no variance between basic and diluted loss per share as there were no potentially dilutive common shares outstanding.

(2)  Related Party Transactions

An affiliate contributed office space to the Company at no charge for the years ended April 30, 2002 and 2001 and for the period from January 1, 2000 through April 30, 2000. The use of such office space was valued in the accompanying financial statements based on rates for similar space in the local area.

During the year ended April 30, 2002, an affiliate paid certain costs totaling $725 on behalf of the Company. These costs were charged to operations with a corresponding credit to paid-in capital.

Certain officers contributed their time and effort to the Company at no charge for the years ended April 30, 2002 and 2001 and for the period from January 1, 2000 through April 30, 2000. The time and effort was valued in the accompanying financial statements based on prevailing rates for such labor in the local market.

In June 1997, the Company issued 500,000 shares of its common stock to founders in exchange for organizing the Company. The common stock was valued at $50 as determined in good faith by the Board of Directors. In March 2002, the Company cancelled the 500,000 shares of common stock.

(3)  Shareholders' Equity

Private Offering
----------------

The Company commenced an offering, pursuant to an exemption from registration requirements under Regulation S of the Securities Act of 1933, in December 2001 and closed such offering in April 2002. The Company received $111,400 in offering proceeds (of which $32,300 was received subsequent to April 30, 2002) from the sale of 1,114,000 shares of its common stock at a price of $.10 per share.

                           BIG CAT MINING CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements


(4)  Commitments

On September 28, 2001, the Company and Whitegold Natural Resource Corp., a British Columbia corporation, ("WNRC"), entered into an Option Agreement (the "Agreement"). Under the terms of the Agreement, WNRC granted to the Company the sole and exclusive right and option to acquire an undivided 50 percent (50%) of the right, title and interest in certain mining claims located in the Liard Mining Division of British Columbia, in exchange for agreeing to fund an exploration program and to pay to WNRC a royalty upon commencement of production.

Exploration Funding Commitment
------------------------------

The Company is committed to incur exploration expenditures on the mining claims in accordance with the following schedule:
                                                * Amount of Commitment
                                                       Stated in
                                           ----------------------------------
                           Due Date            $CAN       or       $US
                                           ---------------    ---------------
March 31, 2003                                   $ 50,000           $ 32,680
December 31, 2003                                 100,000             65,359
December 31, 2004                                 350,000            228,758
December 31, 2005                               1,000,000            653,595
December 31, 2006                               2,000,000          1,307,190
                                           ---------------    ---------------
                                               $3,500,000         $2,287,582
                                           ===============    ===============

     o The amount of the commitment will change in the foreseeable future, as the Agreement is stated in Canadian dollars. The exchange rate used in the above table was approximately $1.53 (Canadian) to $1.00 (US.)



Commitment to Make Royalty Payments
-----------------------------------

Upon commencement of production, the Company is required to pay to WNRC a three percent (3%) net smelter returns royalty per annum.

(5)  Income Taxes

A reconciliation of U.S. statutory federal income tax rate to the effective rate follows for the years ended April 30, 2002 and 2001:


                                            Years Ended
                                             April 30,
                                        --------------------
                                        2002        2001
                                        ---------  ---------
U.S. statutory federal rate               15.00%     15.00%
Permamnent differences                    -6.56%    -11.70%
Non-U.S                                    0.00%      0.00%
Net operating loss for which no tax
   benefit is currently available         -8.44%     -3.30%
                                        ---------  ---------
                                           0.00%      0.00%
                                        =========  =========

                           BIG CAT MINING CORPORATION
                          (A Development Stage Company)
                          Notes to Financial Statements



At April 30, 2002, the Company had a net operating loss carryforward for federal income tax purposes of approximately $4,714, which was fully allowed for in the valuation allowance of $4,714. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for years ended April 30, 2002 and 2001 were $3,706 and $429, respectively.

                                    PART III

Item 1. Index to Exhibits

The following exhibits are filed with this Form 10-SB:


Assigned
Number                  Description
---------               -------------------------
3.1*                    Articles of Incorporation
3.2*                    Articles of Amendment
3.3*                    Articles of Amendment
3.4*                    By-Laws
10.1*                   Mineral Option Agreement
23.1*                   Consent of Davidson & Company
23.2*                   Consent of Downey & Associates

*  Previously filed.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BIG CAT MINING CORPORATION


Date: February 7, 2003               By: /s/ Michael Halvorson
                                         -------------------------------------
                                         Michael Halvorson, President, C.E.O.,
                                         Secretary and Director